                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C.  20549



                                    FORM 11-K



 [  X  ]     ANNUAL  REPORT  PURSUANT  TO  SECTION  15(d)  OF  THE  SECURITIES
             EXCHANGE ACT OF 1934 FOR THE FISCAL  YEAR ENDED DECEMBER 31, 1998

                                       OR

 [     ]     TRANSITION  REPORT  PURSUANT  TO  SECTION 15(d) OF THE SECURITIES
             EXCHANGE  ACT  OF  1934




                         Commission File Number 1-12619




                             RALCORP HOLDINGS, INC.
                             SAVINGS INVESTMENT PLAN




                             RALCORP HOLDINGS, INC.
                                   SUITE 2900
                                800 MARKET STREET
                           ST. LOUIS, MISSOURI  63101


                                                 RALCORP HOLDINGS, INC.
                                                SAVINGS INVESTMENT PLAN
                                     STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
                                                 WITH FUND INFORMATION
                                                   DECEMBER 31, 1998

                                                               Participant Directed
                                                 ------------------------------------------------
                                                                              U.S.         Growth
                                                 Ralcorp   Fixed    Equity    Government   and
                                                 Stock     Income   Index     Money        Income
(In thousands)                                   Fund      Fund     Fund      Market       Fund
-----------------------------------------------  --------  -------  -------   -----------  -------
Assets
  Investments:
    Shares in registered investment
      companies                                            $ 7,021  $22,889   $    11,289  $16,747
    Ralcorp common stock                         $ 30,564
    Notes receivable from participants
                                                 --------  -------  -------   -----------  -------
                                                   30,564    7,021   22,889        11,289   16,747
                                                 --------  -------  -------   -----------  -------

Liabilities
   Due to Milnot plan (see Note 7)                  2,488      315    1,494           656    1,200
   Fees payable                                         4
                                                 --------  -------  -------   -----------  -------
                                                    2,492      315    1,494           656    1,200
                                                 --------  -------  -------   -----------  -------
Net Assets Available for Benefits                $ 28,072  $ 6,706  $21,395   $    10,633  $15,547
                                                 ========  =======  =======   ===========  =======


                                                 RALCORP HOLDINGS, INC.
                                                SAVINGS INVESTMENT PLAN
                                     STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
                                                 WITH FUND INFORMATION
                                                   DECEMBER 31, 1998

                                                          Participant Directed
                                                 ----------------------------------------
                                                                         Inter-             Parti-
                                                            Aggressive   national   Bond    cipant
                                                 Balanced   Growth       Growth     Index   Loan
(In thousands)                                   Fund       Fund         Fund       Fund    Fund     Total
-----------------------------------------------  ---------  -----------  ---------  ------  -------  --------
Assets
  Investments:
    Shares in registered investment
      companies                                  $  13,023  $     4,293  $   4,648  $1,300           $ 81,210
    Ralcorp common stock                                                                               30,564
    Notes receivable from participants                                                      $ 4,812     4,812
                                                 ---------  -----------  ---------  ------  -------  --------
                                                    13,023        4,293      4,648   1,300    4,812   116,586
                                                 ---------  -----------  ---------  ------  -------  --------

Liabilities
   Due to Milnot plan (see Note 7)                     823          431        377     175      430     8,389
   Fees payable                                                                                             4
                                                 ---------  -----------  ---------  ------  -------  --------
                                                       823          431        377     175      430     8,393
                                                 ---------  -----------  ---------  ------  -------  --------
Net Assets Available for Benefits                $  12,200  $     3,862  $   4,271  $1,125  $ 4,382  $108,193
                                                 =========  ===========  =========  ======  =======  ========

See  the  accompanying  Notes  to  Financial  Statements.


                                               RALCORP HOLDINGS, INC.
                                              SAVINGS INVESTMENT PLAN
                                   STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
                                               WITH FUND INFORMATION
                                                 DECEMBER 31, 1997

                                                                   Participant Directed
                                                 ----------------------------------------------------------
                                                                             U.S.        Growth
                                                 Ralcorp   Fixed    Equity   Government  and
                                                 Stock     Income   Index    Money       Income   Balanced
(In thousands)                                   Fund      Fund     Fund     Market      Fund     Fund
-----------------------------------------------  --------  -------  -------  ----------  -------  ---------
Assets
  Investments:
    Shares in registered investment
      companies                                            $ 4,938  $17,981  $ 8,026     $15,171  $  12,162
    Common stock
       Ralcorp Stock                             $ 28,029
       General Mills Stock
    Insurance company contracts                                312
    Notes receivable from participants
                                                 --------  -------  -------  -------     -------  ---------
                                                   28,029    5,250   17,981    8,026      15,171     12,162

Liabilities
   Fees payable                                         4
                                                 --------  -------  -------  -------     -------  ---------

Net Assets Available for Benefits                $ 28,025  $ 5,250  $17,981  $ 8,026     $15,171  $  12,162
                                                 ========  =======  =======  =======     =======  =========


                                               RALCORP HOLDINGS, INC.
                                              SAVINGS INVESTMENT PLAN
                                   STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
                                               WITH FUND INFORMATION
                                                 DECEMBER 31, 1997

                                                      Participant Directed
                                                 ------------------------------
                                                              Inter-                       Parti-
                                                 Aggressive   national   Bond    General   cipant
                                                 Growth       Growth     Index   Mills     Loan
(In thousands)                                   Fund         Fund       Fund    Fund      Fund     Total
-----------------------------------------------  -----------  ---------  ------  --------  -------  --------
Assets
  Investments:
    Shares in registered investment
      companies                                  $     4,669  $   4,496  $  554                     $ 67,997
    Common stock
       Ralcorp Stock                                                                                  28,029
       General Mills Stock                                                       $  6,547              6,547
    Insurance company contracts                                                                          312
    Notes receivable from participants                                                     $ 5,371     5,371
                                                 -----------  ---------  ------  --------  -------  --------
                                                       4,669      4,496     554     6,547    5,371   108,256

Liabilities
   Fees payable                                                                                            4
                                                 -----------  ---------  ------  --------  -------  --------

Net Assets Available for Benefits                $     4,669  $   4,496  $  554  $  6,547  $ 5,371  $108,252
                                                 ===========  =========  ======  ========  =======  ========

See  the  accompanying  Notes  to  Financial  Statements.



                                               RALCORP HOLDINGS, INC.
                                              SAVINGS INVESTMENT PLAN
                             STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                                               WITH FUND INFORMATION
                                            YEAR ENDED DECEMBER 31, 1998

                                                                  Participant Directed
                                              -------------------------------------------------------------------
                                                                              U.S.           Growth
                                              Ralcorp    Fixed     Equity     Government     and
                                              Stock      Income    Index      Money          Income     Balanced
(In thousands)                                Fund       Fund      Fund       Market         Fund       Fund
--------------------------------------------  ---------  --------  --------   ------------   ---------  ---------
Additions To Net Assets:
  Contributions:
    Participants                              $    725   $   132   $   787    $       880    $    838   $    594
    Employer                                     1,456
                                              ---------  --------  --------   ------------   ---------  ---------
                                                 2,181       132       787            880         838        594
                                              ---------  --------  --------   ------------   ---------  ---------
  Investment income:
    Dividends and interest                                   354       358            567       1,688      1,441
    Net appreciation (depreciation) in fair
       value of investments                      2,650        (3)    4,792                        734         (5)
    Asset transfers in                              18         3        44             33          36         16
    Other additions                                (12)                 (1)            (4)         (2)
                                              ---------  --------  --------   ------------   ---------  ---------
                                                 2,656       354     5,193            596       2,456      1,452
                                              ---------  --------  --------   ------------   ---------  ---------
       Total Additions                           4,837       486     5,980          1,476       3,294      2,046
                                              ---------  --------  --------   ------------   ---------  ---------

Deductions From Net Assets:
  Distribution to participants                  (2,093)     (301)   (2,010)        (2,508)     (1,843)    (1,306)
  Assets to be transferred to Milnot plan       (2,488)     (315)   (1,494)          (656)     (1,200)      (823)
  Administrative expenses                          (24)       (1)       (5)            (6)         (5)        (4)
                                              ---------  --------  --------   ------------   ---------  ---------
                                                (4,605)     (617)   (3,509)        (3,170)     (3,048)    (2,133)
                                              ---------  --------  --------   ------------   ---------  ---------

Net Increase (Decrease) Prior to Transfers         232      (131)    2,471         (1,694)        246        (87)
Interfund Transfers                               (185)    1,587       943          4,301         130        125
                                              ---------  --------  --------   ------------   ---------  ---------

Net Increase (Decrease)                             47     1,456     3,414          2,607         376         38

Net Assets, Beginning of Year                   28,025     5,250    17,981          8,026      15,171     12,162
                                              ---------  --------  --------   ------------   ---------  ---------

Net Assets, End of Year                       $ 28,072   $ 6,706   $21,395    $    10,633    $ 15,547   $ 12,200
                                              =========  ========  ========   ============   =========  =========

                                     3


                                               RALCORP HOLDINGS, INC.
                                              SAVINGS INVESTMENT PLAN
                             STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                                         WITH FUND INFORMATION (CONTINUED)
                                            YEAR ENDED DECEMBER 31, 1998

                                                                 Participant Directed
                                                            ---------------------------------
                                                                          Inter-                          Parti-
                                                            Aggressive    national    Bond     General    cipant
                                                            Growth        Growth      Index    Mills      Loan
(In thousands)                                              Fund          Fund        Fund     Fund       Fund      Total
----------------------------------------------------------  ------------  ----------  -------  ---------  --------  ---------
Additions To Net Assets:
  Contributions:
    Participants                                            $       313   $     265   $   98                        $  4,632
    Employer                                                                                                           1,456
                                                            ------------  ----------  -------  ---------  --------  ---------
                                                                    313         265       98                           6,088
                                                            ------------  ----------  -------  ---------  --------  ---------
  Investment income:
    Dividends and interest                                           37          92       59   $     45   $   430      5,071
    Net appreciation (depreciation) in fair
       value of investments                                          70         597       13        172                9,020
    Asset transfers in                                               11          16       11                   10        198
    Other additions                                                  (1)                              2                  (18)
                                                            ------------  ----------  -------  ---------  --------  ---------
                                                                    117         705       83        219       440     14,271
                                                            ------------  ----------  -------  ---------  --------  ---------
       Total Additions                                              430         970      181        219       440     20,359
                                                            ------------  ----------  -------  ---------  --------  ---------

Deductions From Net Assets:
  Distribution to participants                                     (440)       (443)    (246)       (55)     (737)   (11,982)
  Assets to be transferred to Milnot plan                          (431)       (377)    (175)                (430)    (8,389)
  Administrative expenses                                            (1)         (1)                                     (47)
                                                            ------------  ----------  -------  ---------  --------  ---------
                                                                   (872)       (821)    (421)       (55)   (1,167)   (20,418)
                                                            ------------  ----------  -------  ---------  --------  ---------

Net Increase (Decrease) Prior to Transfers                         (442)        149     (240)       164      (727)       (59)
Interfund Transfers                                                (365)       (374)     811     (6,711)     (262)         -
                                                            ------------  ----------  -------  ---------  --------  ---------

Net Increase (Decrease)                                            (807)       (225)     571     (6,547)     (989)       (59)

Net Assets, Beginning of Year                                     4,669       4,496      554      6,547     5,371    108,252
                                                            ------------  ----------  -------  ---------  --------  ---------

Net Assets, End of Year                                     $     3,862   $   4,271   $1,125   $      -   $ 4,382   $108,193
                                                            ============  ==========  =======  =========  ========  =========

See  the  accompanying  Notes  to  Financial  Statements.

                                              RALCORP HOLDINGS, INC.
                                             SAVINGS INVESTMENT PLAN
                             STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                                              WITH FUND INFORMATION
                                           YEAR ENDED DECEMBER 31, 1997

                                                                               Participant Directed
                                                            ---------------------------------------------------------------
                                                                                           U.S.         Growth
                                                            Ralcorp    Fixed     Equity    Government   and
                                                            Stock      Income    Index     Money        Income    Balanced
(In thousands)                                              Fund       Fund      Fund      Market       Fund      Fund
----------------------------------------------------------  ---------  --------  --------  -----------  --------  ---------
Additions To Net Assets
  Contributions:
    Participants                                            $  1,723   $   135   $   523   $      744   $   621   $    464
    Employer                                                   2,015
                                                            ---------  --------  --------  -----------  --------  ---------
                                                               3,738       135       523          744       621        464
                                                            ---------  --------  --------  -----------  --------  ---------
  Investment income:
    Dividends and interest                                        99       331       372          376     1,351      1,014
    Net appreciation (depreciation) in fair
       value of investments                                    8,694        (5)    3,928                  1,990      1,111
    Other additions                                                9         9        17          (16)       15         12
                                                            ---------  --------  --------  -----------  --------  ---------
                                                               8,802       335     4,317          360     3,356      2,137
                                                            ---------  --------  --------  -----------  --------  ---------
       Total Additions                                        12,540       470     4,840        1,104     3,977      2,601
                                                            ---------  --------  --------  -----------  --------  ---------

Deductions From Net Assets
  Distribution to participants                                (2,715)   (1,122)   (1,785)      (1,930)   (1,419)    (1,401)
  Administrative expenses                                        (24)       (1)       (4)          (4)       (4)        (3)
                                                            ---------  --------  --------  -----------  --------  ---------
                                                              (2,739)   (1,123)   (1,789)      (1,934)   (1,423)    (1,404)
                                                            ---------  --------  --------  -----------  --------  ---------

Net Increase (Decrease) Prior to Transfers                     9,801      (653)    3,051         (830)    2,554      1,197
Transfer to Ralston Resorts Savings
  Investment Plan                                               (844)     (477)   (1,247)        (432)   (1,452)      (837)
Interfund Transfers                                          (19,343)     (467)    3,563        2,120     4,338      2,247
                                                            ---------  --------  --------  -----------  --------  ---------

Net Increase (Decrease)                                      (10,386)   (1,597)    5,367          858     5,440      2,607

Net Assets, Beginning of Year                                 38,411     6,847    12,614        7,168     9,731      9,555
                                                            ---------  --------  --------  -----------  --------  ---------

Net Assets, End of Year                                     $ 28,025   $ 5,250   $17,981   $    8,026   $15,171   $ 12,162
                                                            =========  ========  ========  ===========  ========  =========

                                     5


                                              RALCORP HOLDINGS, INC.
                                             SAVINGS INVESTMENT PLAN
                             STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                                        WITH FUND INFORMATION (CONTINUED)
                                           YEAR ENDED DECEMBER 31, 1997

                                                                 Participant Directed
                                                           ---------------------------------
                                                                         Inter-                          Parti-
                                                           Aggressive    national    Bond     General    cipant
                                                           Growth        Growth      Index    Mills      Loan
(In thousands)                                             Fund          Fund        Fund     Fund       Fund      Total
---------------------------------------------------------- ------------  ----------  -------  ---------  --------  ---------
Additions To Net Assets
  Contributions:
    Participants                                           $       295   $     250   $   45                        $  4,800
    Employer                                                                                                          2,015
                                                           ------------  ----------  -------  ---------  --------  ---------
                                                                   295         250       45                           6,815
                                                           ------------  ----------  -------  ---------  --------  ---------
  Investment income:
    Dividends and interest                                         458         202       16   $    311   $   431      4,961
    Net appreciation (depreciation) in fair
       value of investments                                         38         (35)      14      2,298               18,033
    Other additions                                                 22          16                                       84
                                                           ------------  ----------  -------  ---------  --------  ---------
                                                                   518         183       30      2,609       431     23,078
                                                           ------------  ----------  -------  ---------  --------  ---------
       Total Additions                                             813         433       75      2,609       431     29,893
                                                           ------------  ----------  -------  ---------  --------  ---------

Deductions From Net Assets
  Distribution to participants                                    (536)       (697)      (3)    (1,569)   (1,295)   (14,472)
  Administrative expenses                                           (1)         (1)                 (6)                 (48)
                                                           ------------  ----------  -------  ---------  --------  ---------
                                                                  (537)       (698)      (3)    (1,575)   (1,295)   (14,520)
                                                           ------------  ----------  -------  ---------  --------  ---------

Net Increase (Decrease) Prior to Transfers                         276        (265)      72      1,034      (864)    15,373
Transfer to Ralston Resorts Savings
  Investment Plan                                                 (501)       (776)               (903)              (7,469)
Interfund Transfers                                                507         356      482      6,416      (219)         -
                                                           ------------  ----------  -------  ---------  --------  ---------

Net Increase (Decrease)                                            282        (685)     554      6,547    (1,083)     7,904

Net Assets, Beginning of Year                                    4,387       5,181                         6,454    100,348
                                                           ------------  ----------  -------  ---------  --------  ---------

Net Assets, End of Year                                    $     4,669   $   4,496   $  554   $  6,547   $ 5,371   $108,252
                                                           ============  ==========  =======  =========  ========  =========

See  the  accompanying  Notes  to  Financial  Statements.



                                                   SCHEDULE I
                                              RALCORP HOLDINGS, INC.
                                             SAVINGS INVESTMENT PLAN
                            ITEM 27A - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                                                DECEMBER 31, 1998


Identity of issuer,
borrower, lessor                                                                          Fair
or similar party               Description of Investment                      Cost        Value
-----------------------------  ---------------------------------------------  ---------   ---------
                                                                                 ($ in thousands)
Ralcorp Holdings, Inc.*        Common Stock                                   $  21,932   $  30,564
                                                                              ---------   ---------

The Vanguard Group*            500 Index Fund                                    13,367      22,889
The Vanguard Group*            Windsor II Fund                                   13,740      16,747
The Vanguard Group*            Wellington Fund                                   11,243      13,023
The Vanguard Group*            Federal Money Market Fund                         11,289      11,289
The Vanguard Group*            Retirement Savings Trust                           7,041       7,021
The Vanguard Group*            International Growth Fund                          3,883       4,648
The Vanguard Group*            Explorer Fund                                      3,842       4,293
The Vanguard Group*            Total Bond Market Index Fund                       1,282       1,300
                                                                              ---------   ---------
                               Total Investment in Shares in Registered
                               Investment Company                                65,687      81,210
                                                                              ---------   ---------

Participant Loan Fund*         Participant loans, interest rate 6.5% - 11.5%      4,812       4,812
                                                                              ---------   ---------

                                                                              $  92,431   $ 116,586
                                                                              =========   =========

*  Party-in-interest



                                                   SCHEDULE II
                                              RALCORP HOLDINGS, INC.
                                             SAVINGS INVESTMENT PLAN
                                 ITEM 27D - SCHEDULE OF REPORTABLE TRANSACTIONS*
                                           YEAR ENDED DECEMBER 31, 1998

                                                                 Expense                 Current Value
                                                                Incurred                  of Asset on
Identity of Party Involved/     Purchase     Selling     Lease    with        Cost of     Transaction      Gain or
Description of Asset             Price        Price     Rental  Transaction    Asset          Date          (Loss)
----------------------------  -----------  -----------  ------  ----------- -----------  -------------  -----------
RALCORP STOCK FUND            $10,855,771               $  -    $     -                  $ 10,855,771
                                           $10,958,173     -          -     $ 9,213,142    10,958,173   $ 1,745,031
FIXED INCOME FUND               5,311,898                  -          -                     5,311,898
                                             3,537,578     -          -       3,531,099     3,537,578         6,479
FEDERAL MONEY MARKET FUND      13,744,533                  -          -                    13,744,533
                                            10,477,631     -          -      10,477,631    10,477,631             -
VANGUARD WELLINGTON FUND        4,061,887                  -          -                     4,061,887
                                             3,195,621     -          -       2,744,402     3,195,621       451,219
VANGUARD 500 INDEX FUND         7,078,207                  -          -                     7,078,207
                                             6,961,410     -          -       5,474,039     6,961,410     1,487,371
VANGUARD WINDSOR II FUND        6,168,864                  -          -                     6,168,864
                                             5,325,964     -          -       4,492,103     5,325,964       833,861
GENERAL MILLS FUND                 44,440                  -          -                        44,440
                                             6,766,222     -          -       5,620,080     6,766,222     1,146,142

*Transactions  or  series  of  transactions  in  excess  of 5% of the current value of the Plan's assets as of the beginning  of  the  Plan  year  as defined in  Section 2520.103-6 of the Department of Labor Rules and Regulations
for  Reporting  and  Disclosure  of  ERISA.

                               RALCORP HOLDINGS, INC.
                              SAVINGS INVESTMENTS PLAN
                            NOTES TO FINANCIAL STATEMENTS

NOTE  1:  DESCRIPTION  OF  PLAN

The following description of the Ralcorp Holdings, Inc. (Ralcorp or the Company) Savings Investment Plan (the Plan) provides only general information. Participants should refer to the Plan Document for a more complete description of the Plan's provisions.

Plan Purpose. The Plan is a defined contribution plan whose purpose is to permit deferrals of compensation by eligible employees of the Company and its subsidiaries, to enable them to share in the Company's performance through participation in the Ralcorp Stock Fund and to provide them with an attractive, convenient vehicle for accumulating capital for their future economic security.

The Plan is subject to certain provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA). The Plan is designed to meet ERISA's reporting and disclosure and fiduciary responsibility requirements, as well as meet the minimum standards for participation and vesting. The Plan is not, however, subject to ERISA's minimum funding standards, nor are benefits under the Plan eligible for termination insurance provided by the Pension Benefit Guaranty Corporation (PBGC).

Eligibility. All regular sales, administrative and clerical employees and certain production employees, depending on the terms and conditions of employment, who receive regular compensation from a payroll subject to FICA in the United States are eligible to participate to the extent permitted by the Plan or applicable law. In addition, the Plan requires completion of one year of credited service with the Company prior to participation in the Plan. At December 31, 1998 and 1997, there were a total of 1,953 and 2,052 participants, respectively, in the Plan.

Plan Administration. The Plan is administered by the Company. Except as to matters required by the terms of the Plan to be decided by the Company's Board of Directors (the Board), the Company's Benefits Administration Committee (BAC) has the right to interpret the Plan and to decide certain matters arising under the Plan. The Board has designated the Company's Employee Benefit Trustees Committee (EBTC) as having certain rights and obligations to control and manage Plan assets, to select investment funds available for investment by Plan participants, and to appoint and remove the trustee and any investment managers retained in connection with the investment of Plan assets.

Plan Contributions. Participants may make maximum contributions to the Plan equal to the lesser of $30,000 or 15% of their compensation for that year. The pre-tax contribution amount is limited to $10,000 per calendar year. Subject to such limitations, participants may make basic contributions of 2% to 12% of their compensation, in 1% increments, on a pre-tax basis.

                               RALCORP HOLDINGS, INC.
                              SAVINGS INVESTMENTS PLAN
                            NOTES TO FINANCIAL STATEMENTS

Prior to April 1, 1997, for employees first hired by Ralston Purina Company (Ralston) before June 30, 1993 and who were employed by the Company on April 1, 1994, the Company made a 100% matching contribution on the first 6% of such participant's basic contributions; both the participant's basic contribution, up to 6% of their compensation, and the Company match were invested solely in the Ralcorp Stock Fund. Participant basic contributions in excess of 6% of their compensation were invested in any of the other Plan investment funds. For employees not meeting the hiring date criteria, the Company match each year was 20% of that year's current maximum Company match for each year of service, reaching 100% after five years.

Effective on April 1, 1997, for each dollar contributed by participants, up to 6% of pre-tax earnings, the Company contributes $.50. Also effective on this date, participant contributions may be invested in any of the available investment funds, while the Company match is invested solely in the Ralcorp Stock Fund. Company match is graduated based on years of service as follows: one year of service equates to a 15% Company match, two years of service equates to a 30% Company match and three or more years of service entitles the employee to the maximum Company match of 50%. Participant contributions and earnings thereon are vested and non-forfeitable from the time made. Company matching contributions and earnings thereon vest at a rate of 25% for each year of credited Company service (including service prior to April 1, 1994 with Ralston) by the participant.

Participants may also, subject to the $30,000 and 15% limitations, make supplemental, unmatched contributions of 1% to 10% of their compensation, in 1% increments. Such contributions are made on an after-tax basis and are immediately vested.

Employees of several of the Company's production facilities are subject to different matching contribution levels and are not eligible to make supplemental contributions.

Investment of Funds. All contributions will be deposited by the Company in a trust fund held by Vanguard Fiduciary Trust Company (Trustee) or any successor selected by the EBTC. The value of the trust funds will change according to increases or decreases in market value of the assets, gain or loss on sale of assets and income from dividends and interest held therein. In addition, Vanguard performs all record keeping functions for the Plan.

The Trustee will maintain as many separate investment funds within its trust funds, with such different investment objectives, as the EBTC deems advisable. As of December 31, 1998, the following funds have been established for participants: the Ralcorp Common Stock Fund, the Vanguard Bond Index Fund, the Vanguard Retirement Savings Trust Fund, the Vanguard 500 Index Fund, the Vanguard Federal Money Market Fund, the Vanguard Windsor II Fund, the Vanguard Wellington Fund, the Vanguard Explorer Fund, and the Vanguard International Growth Fund.

                               RALCORP HOLDINGS, INC.
                              SAVINGS INVESTMENTS PLAN
                            NOTES TO FINANCIAL STATEMENTS

Plan Withdrawals, Loans and Forfeitures. Upon termination of a participant, retirement, disability, or death, or in the event of termination of the Plan without establishment of a successor plan, the amount in the trust fund credited to each participant which is vested will be distributed to him, his beneficiary or other legal representative. Under the Plan, a participant may elect from several payment alternatives on the timing and nature of distributions. Plan withdrawals may be made prior to termination or retirement for cases of hardship. Such distributions are limited to the amount required to meet the need created by the hardship and are made in accordance with guidelines determined by the Company.

The Company may, subject to certain rules and regulations, permit a participant to borrow from the trust funds. Such loans will be permitted for any purpose provided certain Plan conditions and certain other conditions as prescribed by federal law are met.

Upon termination, any Company matching contribution and the earnings thereon which are not vested will be forfeited, but will be restored if the participant again becomes an eligible employee within five years after termination. Amounts forfeited will be used to reduce Company matching contributions required under the Plan. Forfeitures net of amounts restored during the years ended December 31, 1998 and 1997 were $8,935 and $26,269, respectively, and are included in employer contributions on the Statements of Changes in Net Assets Available for Benefits with Fund Information for the years ended December 31, 1998 and 1997.

Plan Amendments and Termination. The Board, and in certain limited circumstances the EBTC and the Chief Executive Officer of the Company, may amend the Plan. The Board may also terminate the Plan or direct that Company matching contributions cease. In such cases, non-forfeitable rights to the Company matching contributions credited to a participant's account shall automatically vest in such participant. Under the Plan, a participant may elect from several alternative rules on the timing and nature of distribution.

NOTE  2:  SUMMARY  OF  SIGNIFICANT  ACCOUNTING  POLICIES

The  significant  accounting  policies followed by the Plan are described below:

Basis of Accounting. The accompanying financial statements are prepared using the accrual basis of accounting.

Use of Estimates. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of additions to and deductions from net assets during the reporting period. Actual results could differ from these estimates.

                               RALCORP HOLDINGS, INC.
                              SAVINGS INVESTMENTS PLAN
                            NOTES TO FINANCIAL STATEMENTS

Investments. Plan investments in common stock and shares of registered investment companies are carried at fair market value based on closing prices on the last business day of the Plan year. Interest income is recognized as earned and dividend income is recognized on the date of record. Plan investments in various insurance company contracts are carried at contract value, which approximates fair value. Participant loans are valued at cost, which approximates fair value. Net appreciation in fair value of investments is comprised of net realized and unrealized gains and losses. Net realized gain
(loss) is the difference between proceeds and costs, using the average cost method. Unrealized gain (loss) is the difference between the market value of an investment at the end of the Plan year and the market value of the same investment at the beginning of the Plan year or at its acquisition date if acquired during the Plan year.

Payment  of  Benefits.  Benefits  are  recorded  when  paid.

NOTE  3:  INVESTMENTS

Except for its investment contract with an insurance company, the Plan's investments are held in a trust fund. The following table presents the carrying value of investments. Investments that represent 5 percent or more of the Plan's net assets are separately identified.

                                                       December 31,
                                                ---------------------------
(In thousands)                                    1998               1997
---------------------------------------------------------------------------
INVESTMENTS AT FAIR VALUE AS DETERMINED
  BY QUOTED MARKET PRICE
    Common stocks:
      Ralcorp Holdings, Inc.                    $ 30,564           $ 28,029
      General Mills, Inc.                              -              6,547
    Mutual funds:
      Vanguard 500 Index Fund                     22,889             17,981
      Vanguard Windsor II                         16,747             15,171
      Vanguard Wellington Fund                    13,023             12,162
      Vanguard Federal Money Market Fund          11,289              8,026
      Vanguard Retirement Savings Trust            7,021              4,938
      Other                                       10,241              9,719
                                                ---------------------------
                                                 111,774            102,573
INVESTMENTS AT ESTIMATED FAIR VALUE
    Participant loans                              4,812              5,371
INVESTMENTS AT CONTRACT VALUE
    Investment contract with American
      International Life Assurance                     -                312
                                                ---------------------------
                                                $116,586           $108,256
                                                ===========================

                               RALCORP HOLDINGS, INC.
                              SAVINGS INVESTMENTS PLAN
                            NOTES TO FINANCIAL STATEMENTS

During 1998 and 1997 the Plan's investments (including investments bought, sold, and held during the year) appreciated in value as follows:

                                                    Year Ended
                                                   December 31,
                                               -------------------
(In thousands)                                    1998      1997
------------------------------------------------------------------
INVESTMENTS AT FAIR VALUE AS DETERMINED
  BY QUOTED MARKET PRICE
    Common stocks                              $  2,822  $  10,992
    Mutual funds                                  6,198      7,041
                                               --------  ---------
                                               $  9,020  $  18,033
                                               ========  =========

NOTE  4:  UNIT  ACCOUNTING

The Company allocates units to participant accounts for the Ralcorp Stock Fund and the Fixed Income Fund. On December 31, 1998, the total number of units allocated to each of these funds and the applicable net asset value (NAV) of each unit was as follows:

                                Units Outstanding  NAV per Unit
                                -----------------  ------------
Ralcorp Stock Fund                  2,690,528        $ 11.36
Fixed Income Fund                     700,037        $ 10.03

NOTE  5:  RELATED  PARTY  TRANSACTIONS

Certain Plan investments are shares of Ralcorp common stock. Ralcorp is the Plan sponsor and, therefore, these transactions qualify as party-in-interest. At December 31, 1998 these shares had a total cost of $21,932,486 and market value of $30,564,402. During the year, the Plan purchased $10,864,942 and sold $10,973,593 of such assets.

Certain  Plan  investments  are  shares  of  mutual  funds  managed by Vanguard.
Vanguard is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest. At December 31, 1998 these shares had a total cost of $65,686,632 and market value of $81,209,414. During the year, the Plan purchased $34,577,001 and sold $29,640,984 of such assets. Fees paid by the Plan for the investment management services amounted to approximately $47,000 for the year ended December 31, 1998.

                               RALCORP HOLDINGS, INC.
                              SAVINGS INVESTMENTS PLAN
                            NOTES TO FINANCIAL STATEMENTS


NOTE  6:  INCOME  TAX  STATUS

The Plan has received a determination letter from the Internal Revenue Service that the Plan does in fact constitute a qualified plan and that the trust is exempt from income tax under the Internal Revenue Code of 1986, as amended. Participants' basic contributions, Company matching contributions and earnings of Plan investments are not subject to federal income tax until distributed from the Plan. Supplemental contributions are made from a participant's after-tax compensation. Earnings related to these supplemental contributions are not, however, subject to federal income tax as long as they remain in the Plan.

NOTE  7:  PLAN  TRANSFERS

On September 10, 1998, the Company sold Beech-Nut Nutrition Corporation (Beech-Nut), a wholly-owned subsidiary, to The Milnot Company (Milnot). As a result of the sale, the Plan incurred a liability to transfer Beech-Nut participant balances to the Milnot plan. This liability was approximately $8.4 million as of December 31, 1998. The transfer of Beech-Nut participant balances from all funds except the Ralcorp Stock Fund was completed on January 31, 1999 and totaled approximately $6.1 million. Beech-Nut participant balances in the Ralcorp Stock Fund as of January 31, 1999 will remain in the Plan until August 31, 1999, when they will be transferred to the Milnot plan for those individuals who remain employed by Milnot on that date.

On January 30, 1998 assets in the General Mills Fund were liquidated. Prior to the liquidation, participants were able to elect into which funds they wanted their balance reinvested. Immediately upon liquidation, the proceeds resulting from the sale of these assets, approximately $6.7 million, were transferred to the U.S. Government Money Market Fund.

On April 21, 1997, the Company completed the purchase of the Wortz Company. The assets related to participant balances in the Wortz 401(k) Savings Plan were merged with the Plan effective June 30, 1998. This transfer is shown on the "Asset transfers in" line of the Statement of Changes in Net Assets Available for Benefits with Fund Information for the year ended December 31, 1998.

On January 31, 1997 the Company sold its branded cereal and snack business (Branded Business) to General Mills, Inc. (General Mills). This transaction resulted in a distribution of General Mills stock to Ralcorp shareholders of record on January 31, 1997. The Plan received its distribution of General Mills stock, which is reported in the financial statements as an interfund transfer, and created the General Mills Fund to hold the stock. Participants were allocated their respective shares of General Mills stock based on their Ralcorp Stock Fund balance. No contributions or transfers to the fund are permitted by the Plan.

                               RALCORP HOLDINGS, INC.
                              SAVINGS INVESTMENTS PLAN
                            NOTES TO FINANCIAL STATEMENTS


The assets of former Ralcorp employees which were hired by General Mills as a result of the sale of the Branded Business are maintained by the Plan. These participants are permitted to transfer assets among Plan funds, but are not permitted to make contributions or receive new loans. A restated plan filed with the IRS during 1998 contains a provision that allows participants who remain employed by General Mills to request a distribution of their account balance prior to December 31, 1999. After that date they can only receive a distribution after they have incurred a separation of service. Distributions reported in 1998 include any distributions requested under this provision.

The account balances of certain Plan participants who were employed by the Company's all-season resort subsidiary, Ralston Resorts, were transferred to the Ralston Resorts Savings Investment Plan (Resorts SIP). Prior to this transfer, sponsorship of the Resorts SIP had been transferred to Vail Resorts, Inc., which had acquired Ralston Resorts on January 3, 1997. The amount of such transfers is reflected on the Statement of Changes in Net Assets Available for Benefits with Fund Information for the year ended December 31, 1997.

                         REPORT OF INDEPENDENT ACCOUNTANTS

June 11, 1999

To the Participants and the
Plan Administrator of the
Ralcorp Holdings, Inc.
Savings Investment Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Ralcorp Holdings, Inc. Savings Investment Plan (the "Plan") at December 31, 1998 and 1997, and the changes in net assets available for benefits for the years then ended in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The additional information included in the supplemental schedules is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The fund information in the statements of net assets available for benefits and the statement of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for benefits of each fund. These supplemental schedules and fund information are the responsibility of the Plan's management. The supplemental schedules and fund information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/  PricewaterhouseCoopers  LLP
--------------------------------

                                    SIGNATURE



The  Plan.
Pursuant to the requirements of the Securities Exchange Act of 1934, the members of the Ralcorp Holdings, Inc. Employee Benefit Trustees Committee have duly caused this annual report to be signed by the undersigned hereunto duly authorized.


                         RALCORP  HOLDINGS,  INC.
                         EMPLOYEE  BENEFIT  TRUSTEES  COMMITTEE



                         By  _______________________________________
                              D.  J.  Sescleifer,  Chairman
                              Ralcorp  Holdings,  Inc.
                              Employee  Benefit  Trustees  Committee



June  29,  1999